Filed by Eldorado Gold Corporation

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Frontier Pacific Mining Corporation

Commission File No.: 132-02644

Date: June 2, 2008

FRONTIER PACIFIC MINING CORP

Suite 875, 555 Burrard St., Bentall Two Centre

Vancouver, British Columbia

Tel: 1 (604) 717-6488

Fax: 1 (604) 717-6427

Email: info@frontierpacific.com

Website: http://www.frontierpacific.com

Frontier Pacific Adopts Shareholder Rights Plan

Vancouver, British Columbia – May 16, 2008 – Frontier Pacific Mining Corporation (“Frontier Pacific” or the “Company”) (TSX-V:FRP) announced today that its Board of Directors (the “Board”) has adopted a Shareholders Rights Plan (the “Rights Plan”). The Rights Plan is a “new generation” plan in the form consistent with plans that in the past have been supported by regulatory authorities and recommended by proxy advisory services.

The Rights Plan has been adopted to encourage the fair treatment of shareholders in connection with any take-over bid for the Company’s securities, including the unsolicited offer of Eldorado Gold Corporation (“Eldorado”). As previously announced, the Board has formed a Special Committee with a mandate that includes assessing Eldorado’s bid. The Special Committee is supportive of the Rights Plan because, among other things, the Rights Plan seeks to ensure that the shareholders of the Company, the Special Committee and the Board of Directors have adequate time to consider and fully evaluate any bid for the Company’s securities, including that proposed by Eldorado, and to explore strategic alternatives that could provide better long term value to shareholders.

The Board did not adopt the Rights Plan to prevent a take-over of the Company, to secure the continuance of management or the directors in their respective offices, or to deter fair offers for the Common Shares of the Company.

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must be for all common shares of the Company and remain open for a minimum of 60 days. If a take-over bid is not a Permitted Bid under the Rights Plan, the Rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of Frontier Pacific at a substantial discount to the market value at the time. This mechanic helps to protect the Company and its shareholders from bids that may not be in their best long term interests.

Shareholders will have the opportunity to vote on the Rights Plan at a general meeting of shareholders of Frontier Pacific to be held on June 19, 2008. Frontier expects to mail an information circular for such meeting to its shareholders on May 22, 2008. The Rights Plan is also subject to the approval of the TSX Venture Exchange. A copy of the Rights Plan will be available at www.sedar.com.

For further information and/or questions please contact:

THOMAS WEISEL PARTNERS

Attention: John Jentz

70 York St., 10th Floor

Toronto, ON M5J 1S9

Direct +1.416.815.1549

Fax +1.416.815.1808

Email jjentz@tweisel.com

GEORGESON

100 University Avenue

11th Floor, South Tower

Toronto, Ontario

M5J 2Y1

North American Toll Free: +1.866.374.9879

The TSX Venture Exchange (the “Exchange”) has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release. The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this news release.

This news release may contain forward-looking statements that are based on Frontier Pacific expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements. Statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.